(d)(4)(i)

March 13, 2024

Matthew Coyle

Baillie Gifford Overseas Limited

Calton Square, 1 Greenside Row

Edinburgh, EH1 3AN, Scotland

Dear Mr. Coyle:

This letter is to inform you that on March 6, 2024, the Board of Trustees (the “Board”) of Voya Mutual Funds (“VMF”) approved the termination of the Sub-Advisory Agreement, dated November 18, 2014, between Voya Investments, LLC (“VIL”) and Baillie Gifford Overseas Limited (“Baillie”) (the “Agreement”).

Pursuant to Section 17 of the Agreement, it may be terminated with respect to Voya Multi-Manager International Equity Fund, a series of VMF (the “Fund”) at any time, without penalty, by the Board upon 60 days’ written notice to VIL and Baillie. Therefore, the Agreement will terminate in accordance with Section 17 of the Agreement, effective at the close of business on May 13, 2024. In the interim, we may be in contact to facilitate a smooth transition, and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Fund.

Respectfully,

/s/ Todd Modic

________________

Todd Modic

Senior Vice President Voya Mutual Funds